

March 15, 2012

<u>Via E-mail</u>
John F. Prim
Chief Executive Officer
Jack Henry & Associates, Inc.
663 Highway 60
P.O. Box 807
Monett, MO 65708

> **Re:** **Jack Henry & Associates, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2011**
> **Filed August 29, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 4, 2011**
> **File No. 000-14112**

Dear Mr. Prim:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended June 30, 2011</u>

<u>Item 1. Business</u>

<u>Core Software Systems</u>

1.   You disclose here that two of your three core banking platforms and one of your two credit union platforms are IBM-based, and later in the Business section you state that in addition to having an established remarketing agreement with IBM, you have maintained a long-term strategic relationship with IBM dating back to the development of your first core software applications over 30 years ago. We note further your risk factor disclosure

stating that if your strategic relationship with IBM were terminated, it could have a negative impact on the continuing success of your business. Given such disclosures, please describe in your response letter your agreements with IBM and the extent of your dependence on them, in quantified terms to the extent possible, and tell us how you determined that they are not required to be filed as exhibits to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Comparison of 5 Year Cumulative Total Return

2.   Your performance graph disclosure should present dollar amounts for the plot points provided for each of the three graphs reflecting cumulative total return. See Instruction 2.b of the Instructions to Item 201(e) of Regulation S-K. Without the presentation of the dollar amounts for each plot point it is difficult to obtain a meaningful understanding of how your stock price performed against the comparison indices. You may wish to present the dollar amounts in a table or in another easily accessible manner.

Consolidated Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Recent Accounting Pronouncements

3.   We note your statement that ASU No. 2009-13 did not have a material impact on your revenue recognition because nearly all of the Company's revenue arrangements are subject to ASC 985. Clarify your statement that nearly all of your arrangements are within scope of ASC 985 when you sell hardware and related services. Indicate why such deliverables would be subject to the new statement. Further, we also note that the majority of the Company's software arrangements are not tangible products with software components. Clarify whether the arrangements that are not in the majority have tangible products with software components and, as such, are not within the scope of ASC 985. Please provide an analysis of the impact of these new standards on your revenue arrangements.

Item 9A. Controls and Procedures

4.   You state here that there has been "no change in internal control over financial reporting that has materially affected, or is reasonably likely to affect, the Company's internal control over financial reporting, except for the integration of iPay which was completed during the fourth quarter of the year ended June 30, 2011…." In your Management's Annual Report on Internal Control Over Financial Reporting, however, you state that the

integration of iPay completed in the fourth quarter "is not considered to have materially affected, or is reasonably likely to materially affect, the internal control over financial reporting." It is unclear from these disclosures whether the completion of the iPay integration during your fourth quarter of 2011 constituted a change in your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K and advise.

Definitive Proxy Statement on Schedule 14A

Annual Meeting Proxy Card

5.   We note that the proxy card describes the advisory vote to approve executive compensation as follows: "To approve a non-binding advisory vote on the compensation of our named executive officers." This language appears inconsistent with the applicable requirement set forth in Rule 14a-21 under the Exchange Act. For guidance, please refer to Question 169.07 of our Exchange Act Rules Compliance and Disclosure Interpretations, and confirm supplementally that in the future your descriptions of the advisory vote will comport with the referenced Rule.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Attorney-Advisor, at (202) 551-3483 or Mark Shuman, Legal Branch Chief, at (202)-551-3462. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief